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                          SECURITIES AND EXCHANGE COMMISSION

                               WASHINGTON, D.C.  20549

                                     ------------

                                       FORM 8-B


                          FOR REGISTRATION OF SECURITIES OF
                              CERTAIN SUCCESSOR ISSUERS
                   FILED PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                           SECURITIES EXCHANGE ACT OF 1934

                            ORIENTAL FINANCIAL GROUP INC.
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                (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


        COMMONWEALTH OF PUERTO RICO                              APPLIED FOR
---------------------------------------------------------   --------------------
      (STATE OR OTHER JURISDICTION OF                         (I.R.S. EMPLOYER
      INCORPORATION OR ORGANIZATION)                         IDENTIFICATION NO.)


  HATO REY TOWER, SUITE 503, 268 MUNOZ RIVERA AVENUE,
               HATO REY, PUERTO RICO                                00918
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      (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)                    (ZIP CODE)




SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:


         TITLE OF EACH CLASS                  NAME OF EACH EXCHANGE ON WHICH
         TO BE SO REGISTERED                  EACH CLASS IS TO BE REGISTERED

            COMMON STOCK                        NEW YORK STOCK EXCHANGE
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SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:


                                NOT APPLICABLE
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                               (TITLE OF CLASS)

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                  INFORMATION REQUIRED IN REGISTRATION STATEMENT


ITEM 1.  GENERAL INFORMATION.

    (a) State the date on which the registrant was organized, its form of organization, and the State or other jurisdiction under the laws of which it was organized.

         Oriental Financial Group Inc. ("Registrant") was organized as a corporation under the General Corporation Law of the Commonwealth of Puerto Rico on June 14, 1996.

    (b)  State the date on which the registrant's fiscal year ends.

         Registrant's fiscal year ends on June 30 of each calendar year.

ITEM 2.  TRANSACTION OF SUCCESSION.

    (a)  Name each predecessor which had securities registered pursuant to
Section 12(b) or (g) of the Act at the time of the succession.

         Oriental Bank and Trust, a commercial bank chartered under the laws of the Commonwealth of Puerto Rico, is the predecessor which has securities registered with the Federal Deposit Insurance Corporation under Section 12(b) of the Act and whose common stock is traded on the New York Stock Exchange. Oriental Bank and Trust, formerly known as Oriental Federal Savings Bank, converted its charter from a federal savings bank to a Puerto Rico commercial bank as of the close of business on June 30, 1994.

    (b) Describe briefly the transaction of succession and state the basis upon which securities of the registrant have been or are to be issued in exchange for or otherwise in respect of securities of any predecessor.

         Registrant, Oriental Bank and Trust and Oriental Interim Bank entered into an Agreement and Plan of Merger dated as of June 18, 1996 (the "Merger Agreement") pursuant to which Oriental Interim Bank will be merged with and into Oriental Bank and Trust. The merger is being carried out in order to accomplish the reorganization of Oriental Bank and Trust into a bank holding company form of ownership (the "Reorganization").

         Registrant is a Puerto Rico corporation which was formed solely for the purpose of effecting the Reorganization and becoming Oriental Bank and Trust's holding company and, therefore, Registrant has no prior operating history. Registrant organized and licensed Oriental Interim Bank as its wholly-owned subsidiary. On the effective date of the Reorganization, each share of common stock of Oriental Bank and Trust outstanding immediately prior to the Reorganization (other than shares as to which dissenters rights are perfected as provided under Section 15 of the Puerto Rico Banking Act) will automatically by operation of law be converted into one obligation of Oriental Bank and Trust ("Obligation"). Immediately thereafter, an exercise will take place pursuant to which Registrant on behalf of Oriental Bank and Trust will issue to each holder of an Obligation of Oriental Bank and Trust one share of common stock of Registrant. Oriental Bank and Trust will then issue to Registrant 7,906,275 shares of its common stock.

         Shares of Registrant may not be exchanged directly for shares of Oriental Bank and Trust because Section 15 of the Puerto Rico Banking Act requires that shareholders of merging banks receive only securities or obligations of the bank that survives the merger, and thus does not contemplate a direct exchange of shares of Registrant for shares held by shareholders of Oriental Bank and Trust. After the Reorganization, the former holders of the outstanding common stock of Oriental Bank and Trust (who do not exercise their dissenters' rights

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under Section 15 of the Puerto Rico Banking Act) will become the holders of all of the outstanding common stock of Registrant.

ITEM 3.  SECURITIES TO BE REGISTERED.

    As to each class of securities to be registered, state the number of shares or the amounts of bonds (1) presently authorized, (2) presently issued and
(3) presently issued which are held by or for the account of the registrant.

    Registrant currently has 20,000,000 authorized shares of Common Stock, and on the effective date of the Reorganization it will have 7,906,275 shares of Common Stock issued and outstanding. None of these issued and outstanding shares will be held by Registrant.

ITEM 4.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

    Furnish the information required by Item 202 of Regulation S-K (Section
229.202 of this chapter).

INSTRUCTION. If a description of the securities comparable to that required here is contained in any other filing with the Commission, such description may be incorporated by reference to such other filing in answer to this item. If the securities are to be registered on a national securities exchange and the description has not previously been filed with such exchange, copies of the description shall be filed with copies of the application filed with the exchange.

    GENERAL. The securities of the Registrant being registered hereunder are its shares of Common Stock, par value $1.00 per share. Each share of Common Stock of the Registrant has the same relative rights as, and is identical in all respects with, each other share of Common Stock. The shares of Common Stock of the Registrant have no redemption, conversion or sinking fund rights or privileges, and the holders thereof have no preemptive or subscription rights to purchase any securities of the Registrant. Upon liquidation, dissolution or winding up of the Registrant, the holders of Common Stock are entitled to receive pro rata the assets of the Registrant which are legally available for distribution, after payment of all debts and other liabilities of the Registrant.

    VOTING.   The holders of Common Stock are entitled to one vote for each share held of record on all matters held submitted to a vote of stockholders, other than with respect to the election of directors on which holders of Common Stock have cumulative voting rights. Cumulative voting entitles each holder of Common Stock in an election in which more than one director is being elected to a number of votes equal to the number of shares of Common Stock held by such holder multiplied by the number of directors to be elected. A holder of Common Stock is then able to cast all or any number of such votes for one nominee or distribute them in any manner among the number of nominees up for election.

    Under Puerto Rico law, the affirmative vote of the holders of a majority of the outstanding shares of Common Stock would be required to approve, among other matters, an adverse change in the powers, preferences or rights of the Common Stock. If the Registrant issues preferred stock in the future, holders of such preferred stock may also possess voting rights.

    DIVIDENDS. Subject to any dividend preferences which may be established with respect to preferred stock, holders of shares of Common Stock of the Registrant will be entitled to receive, pro rata, dividends when and if declared by the Board of Directors of the Registrant out of funds legally available therefor.

    RESTRICTIONS ON ACQUISITION OF REGISTRANT. A number of provisions of the Registrant's Certificate of Incorporation and By-laws deal with matters of corporate governance and certain rights of holders of Common Stock. The following discussion is a general summary of certain provisions of the Registrant's Certificate of Incorporation and By-laws which might be deemed to have a potential "anti-takeover" effect. Reference should be made in each case to the Registrant's Certificate of Incorporation and By-laws, which are included as Exhibits to this Registration Statement.

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    CLASSIFIED BOARD OF DIRECTORS.  Registrant's Certificate of Incorporation
contains provisions relating to the Board of Directors and provide, among other things, that the Board of Directors shall be divided into three classes as nearly equal in number as possible with the term of office in each class expiring each year. In addition, as mentioned above, there is cumulative voting for the election of directors. Such provision will provide a greater likelihood of continuity, knowledge and experience on the Board of Directors because at any one time, one third of the Board of Directors would be in its second year of service and one third of the Board of Directors would be in its third year of service. In addition, such a provision would cause any person who may be attempting to take over Registrant to have to deal with the current Board of Directors because such person, even if it owns a majority of the shares, would be unable to change the majority of the Board of Directors in any one Annual Meeting. Registrant's Certificate of Incorporation also provides that directors may be removed only for cause by the shareholders.

    VACANCIES ON THE BOARD OF DIRECTORS. Registrant's Certificate of Incorporation provides that any vacancy occurring in the Board of Directors (including an increase in the number of authorized directors) may be filled by the affirmative vote of a majority of the directors then in office, though less than a quorum of the Board of Directors, and a director elected to fill a vacancy shall serve for the remainder of the term to which the director has been elected and until such director's successor shall have been elected and qualified.

    APPROVAL OF BUSINESS COMBINATIONS. Registrant's Certificate of Incorporation requires that a liquidation or a business combination, which includes mergers, reorganizations, consolidations and sales of substantially all of the assets of Registrant, must be approved by the affirmative vote of holders of not less than seventy-five percent (75%) of the total number of outstanding shares of Registrant to the extent such liquidation or business combination has not been approved by at least eighty percent (80%) of Registrant's Board of Directors then in office.

    AMENDMENT OF CERTIFICATE OF INCORPORATION. Under Registrant's Certificate of Incorporation, amendments to the Certificate of Incorporation require the approval of not less than a majority of the total number of outstanding shares of capital stock (both common and preferred voting in the aggregate) of Registrant and, if such amendment concerns the article of the Certificate of Incorporation which governs the approval of business combinations, the approval of not less than seventy-five percent (75%) of the total number of outstanding shares of capital stock of Registrant is required unless such amendment is approved by the affirmative vote of eighty percent (80%) of Registrant's Board of Directors then in office..

    NEW BUSINESS AT ANNUAL MEETINGS. The by-laws of Registrant provide that any new business to be taken up at the annual meeting proposed by a stockholder has to be stated in writing and filed by the stockholder at the principal offices of Registrant with the Secretary of Registrant not later than one hundred twenty (120) days prior to the anniversary date of the mailing of proxy materials by Registrant in connection with the immediately preceding annual meeting or, in the case of the first annual meeting of stockholders of Registrant, notice by the stockholder must be delivered no later than the close of business on May 31, 1997.

ITEM 5.  FINANCIAL STATEMENTS AND EXHIBITS.

    List below all financial statements and exhibits, if any, required to be filed as a part of the application or statement:

    (a)  Financial Statements.

         The capital structure and balance sheet of the Registrant immediately after the succession will be substantially the same as those of its predecessor, and, therefore no financial statements are included.

    (b)  Exhibits.

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         2.    Agreement and Plan of Merger dated as of June 18, 1996 by and between Oriental Bank and Trust, Oriental Interim Bank and Registrant pursuant to which Oriental Bank and Trust will be
               reorganized into the only subsidiary of Registrant--      E-1

         3(a)  Amended and Restated Certificate of Incorporation of
               Registrant--                                              E-13

         3(b)  By-laws of Registrant--                                   E-17

         10.1  Employment Agreement between Jose Enrique Fernandez and Oriental
               Bank and Trust dated as of September 1, 1996--            E-28

         10.2  Oriental Bank and Trust 1988 Stock Option Plan            E-41

         10.3  Oriental Bank and Trust 1996 Stock Option Plan            E-55

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                                  SIGNATURE


    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                               ORIENTAL FINANCIAL GROUP INC.



                                                    /S/ Ricardo Ramos
                                             -----------------------------------
                                       Name:          Ricardo Ramos
                                       Title:      Senior Vice President



Date:    January 9, 1997